Filed Pursuant to Rule 433
Free Writing Prospectus
Registration Statement No. 333-208621

Final Term Sheet/Pricing Supplement

SL GREEN OPERATING PARTNERSHIP, L.P.

Fully and unconditionally guaranteed by SL Green Realty Corp. and Reckson Operating Partnership, L.P.

$500,000,000 3.250% Senior Notes due 2022

Pricing Term Sheet

October 3, 2017

Issuer:	SL Green Operating Partnership, L.P.

Guarantors:	SL Green Realty Corp.
Reckson Operating Partnership, L.P.

Security Type:	Senior Unsecured Notes

Principal Amount Offered:	$500,000,000

Use of Proceeds:

The Issuer intends to use the net proceeds from the sale of the Notes to repay the Issuer’s outstanding 3.00% Exchangeable Senior Notes due 2017 and the balance for general corporate purposes, which may include, among other things, the repayment of other existing indebtedness

Trade Date:	October 3, 2017

Settlement Date:	October 5, 2017 (T+2)

Maturity Date:	October 15, 2022

Interest Payment Dates:	Semi-annually on April 15 and October 15 of each year, beginning on April 15, 2018

Benchmark Treasury:	1.875% due September 30, 2022

Benchmark Treasury Yield:	1.923%

Spread to Benchmark Treasury:	135 bps

Coupon (per annum):	3.250%

Public Offering Price:	99.893%

Underwriting Discount:	0.600%

Re-offer Yield:	3.273%

Optional Redemption:	Make-whole call at any time prior to September 15, 2022, at the Treasury Rate plus 25 basis points;

On or after September 15, 2022 (one month prior to the maturity date), the redemption price for the notes will equal 100% of the principal amount of the notes

Day Count Convention:	30/360

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	78444F AF3 / US78444FAF36

Joint Book-Running Managers:	Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Deutsche Bank Securities Inc.
PNC Capital Markets LLC

The Issuer and the Guarantors have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement for this offering, the Issuer’s and the Guarantors’ prospectus in that registration statement and any other documents the Issuer or the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and this offering.  You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This pricing term sheet supplements the preliminary prospectus supplement issued by Issuer and the Guarantors on October 3, 2017 relating to the Issuer and the Guarantors’ prospectus dated December 18, 2015.